ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 14, 2014

Via EDGAR

Mr. Dominic Minore

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	Cortina Funds, Inc. (the “Registrant”), on behalf of its series, the Cortina Small Cap Value Fund (the “Fund”)
File Nos. 333-115299 and 811-21580

Dear Mr. Minore:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 7 (“PEA 7”) and Amendment No. 9 to the Registrant’s registration statement on behalf of the Fund filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), respectively. PEA 7 is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective on April 14, 2014.

PEA 7 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 6 (“PEA 6”) and Amendment No. 8 to the Registrant’s registration statement filed under the 1933 Act and the 1940 Act, respectively, filed on February 12, 2014 on Form N-1A. PEA 7 contains: (i) required exhibits; (ii) completed disclosures; (iii) responses to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on March 28, 2014; and (iv) other non-material changes permitted by Rule 485(b).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on March 28, 2014 to PEA 6, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 6.

Mr. Dominic Minore

April 14, 2014

Prospectus

Fees and Expenses of the Fund (Page 3)

1.

Staff Comment: The Staff notes that the Fund’s “Other Expenses” for its Institutional Class shares have ranged from 2.09% in the Fund’s initial prospectus dated September 30, 2011 (the “Initial 2011 Prospectus”), to 21.37% in the Fund’s prospectus dated November 2, 2012 (the “2012 Prospectus), and to 4.55% in the Fund’s prospectus dated November 1, 2013 (the “2013 Prospectuses”) and in PEA 6. The Staff requests that the Registrant supplementally provide an explanation of the reasons for the significant ranges of these expenses.

Registrant’s Response: The “Other Expenses” of 2.09% in the Initial 2011 Prospectus were estimated based on projected assets that were ultimately substantially lower than originally projected for the Fund’s 2012 fiscal year; therefore, the “Other Expenses” in the Initial 2011 Prospectus were lower than they ultimately should have been. The “Other Expenses” of 21.37% in the 2012 Prospectus were estimated based on the Fund’s “Other Expenses” incurred in the Fund’s 2012 fiscal year, with no substantial increase in assets. The “Other Expenses” of 4.55% in the 2013 Prospectus and in PEA 6 were estimated based on the Fund’s “Other Expenses” incurred in the Fund’s 2013 fiscal year. The reason that the “Other Expenses” in the 2013 Prospectus and in PEA 6 were significantly lower than the prior fiscal year was due to a substantial increase in assets from the prior year. The Registrant notes that the Fund’s “Other Expenses” remained relatively consistent in 2012 and 2013.

2.

Staff Comment: The Staff notes that, in footnote 2 under “Fees and Expenses of the Fund,” the Adviser appears to have the ability to unilaterally terminate the fee waiver agreement prior to October 31, 2015, the date through which the fee waiver will continue in effect. The Staff further notes that, if the Adviser has the ability to unilaterally terminate the fee waiver agreement prior to October 31, 2015, the Registrant may not include this fee waiver agreement in the Fund’s prospectus and should revise the disclosure accordingly. The Staff also requests that the Registrant supplementally confirm that the Fund’s Board does not currently intend to terminate the fee waiver letter agreement prior to October 31, 2015.

Registrant’s Response: The Adviser does not have the ability to unilaterally terminate the fee waiver agreement prior to October 31, 2015. The Registrant has revised the disclosure accordingly. The Registrant confirms that the Fund’s Board does not currently intend to terminate the fee waiver letter agreement prior to October 31, 2015.

Principal Investment Strategies of the Fund (Page 4)

3.	Staff Comment: The Staff requests that the Registrant supplementally confirm that the Fund does not currently intend to invest in derivatives as part of its principal investment strategies.

Mr. Dominic Minore

April 14, 2014

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that the Fund does not currently intend to invest in derivatives as part of its principal investment strategies.

4.

Staff Comment: The Staff notes that the Fund’s “Acquired Fund Fees and Expenses” under “Fees and Expenses of the Fund” are 0.02% and requests that the Registrant supplementally confirm that the Fund does not currently intend to invest in other registered investment companies, including exchange-traded funds, as part of its principal investment strategies.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that the Fund does not currently intend to invest in other registered investment companies, including exchange-traded funds, as part of its principal investment strategies.

5.

Staff Comment: The Staff notes that the Fund “may invest up to 25% of its assets in foreign securities (including American Depositary Receipts (“ADRs”)) that are listed in the United States on a national securities exchange.” The Staff requests that, to the extent the Fund currently invests in or intends to invest in securities of issuers in emerging markets, the Registrant revise the disclosure to so indicate.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Fund does not currently invest in or intend to invest in securities of issuers in emerging markets and, therefore, has not revised the disclosure.

6.

Staff Comment: The Staff notes that the Fund “considers a company to be a small-cap company if it has a total market capitalization at the time of purchase of $100 million to the higher of $3 billion or the high end of the range of companies represented in the Russell 2000 Value Index.” The Staff requests that, to the extent the Fund does or does not sell portfolio securities whose market values fall either below or above this range, the Registrant revise the disclosure to so indicate.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Fund has revised the disclosure in accordance with the Staff’s comment.

Performance Information (Pages 5-6)

7.

Staff Comment: The Staff notes that the “Average Annual Total Returns” table does not require a two-year presentation and requests that the Registrant delete the “2 Year” column accordingly. The Staff further requests that the Registrant switch the order of the columns in the table so that the “1 Year” column is first, followed by the “Since Inception 9/30/2011” column.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Mr. Dominic Minore

April 14, 2014

Methods of Buying (Page 17); Methods of Selling (Page 18)

8.

Staff Comment: The Staff notes that the Fund “does not consider the U.S. Postal Service or other independent delivery services to be its agents” and requests that the Registrant revise the disclosure under the sections titled “Methods of Buying—Purchase by Mail” and “Methods of Selling—Redemption by Mail” to indicate that the investor bears the risk of delay in buying or selling the Fund’s shares by mail.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

* * * * *

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Fund’s filings;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0651. Thank you.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Vice President, Assistant General Counsel

cc:	Lori K. Hoch
Cortina Asset Management, LLC
Carol A. Gehl, Esq.
Godfrey & Kahn, S.C.